Contact

www.linkedin.com/in/deseanbrown
(LinkedIn)

Top Skills

E-commerce Optimization

Systems Analysis

Business Systems Analysis

DeSean Brown

Chief Relationship Officer

Long Beach, California, United States

Experience

pocstock

5 years 10 months

Chief Relationship Officer / Co-Founder

June 2019 - Present (5 years 10 months)

Newark, New Jersey, United States

Board Member

January 2024 - Present (1 year 3 months)

Newark, New Jersey, United States

Digital Media Licensing Association - DMLA

Members Committee Chair

July 2024 - Present (9 months)

One & All Agency

Vice President - Client Strategy and Success

June 2021 - December 2022 (1 year 7 months)

Los Angeles, California, United States

REOL Services

Senior Account Director

August 2017 - May 2021 (3 years 10 months)

New York, New York, United States

BNO a creative agency (Baldwin & Obenauf, Inc.)

Senior Digital Producer / Account Director

September 2014 - August 2017 (3 years)

Somerville, New Jersey, United States

Websignia Creative Agency

Director of Production & Client Management

September 2011 - October 2014 (3 years 2 months)

Newark, New Jersey, United States

Cardinal Health

National Sales Operations Manager
December 2008 - September 2011 (2 years 10 months)
Edison, New Jersey, United States

Cardinal Health
E-Commerce Analyst - Territory Manager
December 2002 - September 2008 (5 years 10 months)
Edison, New Jersey, United States

Education

Bryant University

Bachelor of Science - BS, Computer and Information Sciences and Support
Services · (September 1998 - May 2002)